Exhibit 2.1

EXECUTION VERSION

AMENDMENT

TO

THE IMPLEMENTATION AGREEMENT

DATED 1 JULY 2021

AMONG ATOTECH LIMITED, MKS INSTRUMENTS, INC. AND

ATOTECH MANUFACTURING, INC.

THIS AMENDMENT (this “Amendment”) to the Implementation Agreement (as defined below) is made as of 1 April 2022, by and among Atotech Limited (the “Company”), MKS Instruments, Inc. (the “Acquirer”) and Atotech Manufacturing, Inc., an indirect wholly-owned subsidiary of the Acquirer (the “Bidco” and, together with the Company and the Acquirer, the “parties” and each as a “party” to this Amendment).

RECITALS

WHEREAS, each of the Company, the Acquirer and the Bidco is a party to the Implementation Agreement entered into on July 1, 2021 between the Company and the Acquirer and amended by the Letter Agreement dated October 29, 2021 to, among other things, add the Bidco as a party, as amended, (the “Implementation Agreement”), pursuant to which, among other things, the parties set forth the terms pursuant to which they would implement the Acquisition of the Company by the Acquirer;

WHEREAS, the consummation of the Acquisition, is subject to the satisfaction of various conditions (the “Conditions”), including, (i) that the Scheme shall have been sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to both parties acting reasonably and in good faith) and a copy of the Court Order having been delivered to the Registrar of Companies in Jersey; and (ii) the Clearances in connection with the Acquisition shall have been obtained from the Relevant Authorities;

WHEREAS, it is anticipated that all of the Conditions will not have been satisfied by the Long Stop Date;

WHEREAS, the parties wish to amend the Implementation Agreement to provide additional time for the Conditions to be satisfied.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Acquirer hereby agree as follows:

1. Defined Terms. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Implementation Agreement, as amended by this Amendment.

2. Amendments. The Implementation Agreement is hereby amended as follows:

(a)	The term “Long Stop Date” shall mean 30 September 2022, except to the extent otherwise mutually agreed in writing by the parties.

(b)	The following definition is added to Section 1.1 of the Implementation Agreement:

“Marketing Period”	means the first period of at least 15 consecutive Business Days (ending no later than three Business Days immediately prior to the Closing Date) following receipt of the Financing Information, throughout and at the end of which (a) the Acquirer shall have received from the Company the Financing Information as of, and for the most recent quarter ended at least 45 days prior to the Closing Date and during which period such information shall be Compliant and (b)(i) the receipt of all Identified Clearances, shall have been satisfied or waived, (ii) nothing shall have occurred and no condition shall exist that would cause any of the Conditions set forth in Clause 1.3(a), Clause 1.3(b) or Clause 1.3(d) of Schedule 2 of the Agreement to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such period referred to above and (iii) nothing has occurred and no condition exists that entitles the Acquirer to terminate this Agreement; provided, however, that such Marketing Period will not include July 1, 2022 and if such 15 Business Day period has not ended on or prior to August 19, 2022, then such period shall not commence prior to September 6, 2022.”

(c)	Section 4.7(e) of the Implementation Agreement is amended and restated in its entirety to read as follows:

“(e) in furtherance of the provision set out in this Clause 4.7, and notwithstanding any limitations therein or set out elsewhere in this Agreement, but subject to the other provisions of this clause, the Acquirer shall promptly take (and shall cause each of its Affiliates to take) any and all Antitrust Actions necessary or advisable in order to avoid or eliminate each and every impediment to the consummation of the Acquisition contemplated by this Agreement and obtain all approvals and consents of any Relevant Authority that may be required by any foreign or U.S. federal, state or local Relevant Authority, in each case with competent jurisdiction, so as to enable the parties to consummate the Acquisition contemplated by this Agreement as promptly as practicable (and in any event by or before the Long Stop Date).

“Antitrust Action” means (A) any and all actions with respect to Acquirer’s Equipment and Solutions Division (“ESD”), the Company, or any of the Company’s Affiliates including, without limitation, committing to, by consent decree or otherwise, operational obligations, restrictions or limitations (including, for the avoidance of doubt, commitments not to bundle products or services) and committing to, or effecting, by consent decree, hold separate orders, trust or otherwise, the sale, license, disposition or holding separate of assets; and (B) with respect to Acquirer businesses or divisions other than ESD, committing not to bundle products or services; each of (A) and (B) as may be required to obtain such approvals or consents of such Relevant Authorities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders that would otherwise have the effect of preventing or delaying the consummation of the Acquisition contemplated by this Agreement;

provided that nothing in this Clause 4.7 shall require or be construed to require the Acquirer or any of its affiliates to agree to, or offer, accept or suffer to have imposed upon it

(i) any commitments other than those set forth in Clause (B) above with respect to Acquirer businesses other than ESD;

(ii) any commitments whose satisfaction would result in a violation of applicable laws; and

(iii) any commitments that, individually or in the aggregate, would reasonably be expected to have an Adverse Impact on the business or prospects of ESD, the Company, and the Company’s Subsidiaries taken as a whole on a combined basis (it being understood and agreed that for the purpose of this covenant, the limitation of such Adverse Impact on ESD, the Company and the Company’s Subsidiaries taken as a whole is solely for the purpose of determining the magnitude of the effect that would constitute an Adverse Impact and accordingly effects on all of the Acquirer’s, the Company’s and their respective Subsidiaries businesses shall be considered in determining whether such an Adverse Impact has occurred);

provided, further, that such commitments are conditioned upon the consummation of the Acquisition contemplated by this Agreement;

provided, however, for the avoidance of doubt, that the Company shall not be obligated to make any undertaking that could result in any penalty or fine (whether criminal, civil, or otherwise) upon, or any other liability to, any Person that is, prior to the Effective Date, a shareholder of the Company or a director, officer, or employee of the Company or any of its Subsidiaries.

Neither the Acquirer nor the Company, directly or indirectly, through one or more of their respective Affiliates, shall take any action, including acquiring or making any investment in any person or any division or assets thereof, that would reasonably be expected to prevent or delay the satisfaction of any of the conditions contained in this Agreement or the consummation of the Acquisition.”

“Adverse Impact” has the meaning described in Exhibit B hereto.

(d)	The following new Section 4.8 shall be added to the Implementation Agreement:

“4.8 Notwithstanding anything to the contrary in this Agreement, if the Marketing Period has not ended on or prior to the second Business Day prior to the time of satisfaction or waiver of all of the Conditions (other than those Conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those Conditions), the Closing Date shall occur on the earlier to occur of (i) a date before or during the Marketing Period specified by the Acquirer on no less than two Business Days’ notice to the Company, (ii) the third Business Day immediately following the final day of the Marketing Period, and (iii) the third Business Day prior to September 30, 2022 (subject in each case to the satisfaction or waiver of all of the conditions (other than those conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) as of the Closing Date determined pursuant to this clause).”

(e)	Section 10.3(c) of the Implementation Agreement shall be amended and restated to read in its entirety as follows:

“(c) use its commercially reasonable efforts to provide reasonable co-operation to the Acquirer in connection with the Debt Financing as specified in Schedule 4; provided that in no event shall the Company have any monetary damages as a result of any breach of any covenants set forth therein other than (i) if all of the conditions to Closing other than this Clause 10.3(c) have been satisfied, and (ii) such breach is a willful breach that continues after the Acquirer gives prompt written notice thereof to the Company specifying in reasonable detail the specific facts or circumstances that constitute such breach and a reasonable opportunity to cure such breach;”

(f)	The following new Section 13.1(f) shall be added to the Implementation Agreement:

“(f) automatically at 11:59 pm GMT on the Long Stop Date if, by that time the Effective Date has not occurred.”

(g)	Section 1.3(b) of Schedule 2 of the Implementation Agreement is amended to read in its entirety as follows:

“(b) The Company shall have performed in all material respects its covenants and obligations required to be performed by it under this Agreement (including Schedule 4) on or prior to the Closing Date;”

(h)	Section 1.1(d) of Schedule 2 of the Implementation Agreement is amended to read in its entirety as follows:

“(d) the Identified Clearances in connection with the Acquisition having been obtained from the Relevant Authorities”

(i)	Schedule 4 of the Implementation Agreement is amended and restated to read in its entirety as set forth in Exhibit A to this Amendment.

3. Confidentiality Agreement. The parties hereby agree that, in consideration of the ongoing duration of the Transaction, the obligations on the Acquirer contained in clause 6 (non-solicitation) and clause 8 (standstill) of the Confidentiality Agreement (as defined in the Implementation Agreement) shall be extended to apply to the Acquirer for a period of 18 months from the date of this Amendment.

4. Mutual Release; Disclaimer of Liability Arising Out of Efforts to Obtain Identified Clearances. Each of the Company, the Acquirer and the Bidco, each on behalf of itself and each of its respective successors, Subsidiaries, Affiliates, assignees, officers, directors, employees, Representatives, agents, attorneys, auditors, stockholders and advisors and the heirs, successors and assigns of each of them (the “Releasors”), does, to the fullest extent permitted by Law, hereby fully release, forever discharge and covenant not to sue any other party, any of their respective successors, Subsidiaries, Affiliates, assignees, officers, directors, employees, Representatives, agents, attorneys, auditors, stockholders and advisors and the heirs, successors and assigns of each of them (collectively the “Releasees”), from and with respect to any and all liability, claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, demands, agreements, promises, liabilities, controversies, costs, charges, damages, expenses and fees (including attorney’s, financial advisor’s or other fees) (“Claims”), howsoever arising, whether based on any Law or right of action, known or unknown, mature or unmatured, contingent or fixed, liquidated or unliquidated, accrued or unaccrued, which Releasors, or any of them, ever had or now have or can have or shall or may hereafter have against the Releasees, or any of them, to the extent arising out of or related to efforts to obtain Identified Clearances, in each case to the extent arising out of facts, occurrences, actions or failures to act on or prior to the date hereof (but not, for the avoidance of doubt to the extent of any facts, occurrences, actions or failures to act arising or occurring after the date hereof, including without limitation any failure to comply with any request after the date hereof by any Relevant Authority to take any action to the extent required to be taken by Acquirer or any of its affiliates pursuant to Section 4.7(e), as amended hereby). The release contemplated by this Section 4 is intended to be as broad as permitted by Law and is intended to, and does, extinguish all Claims in connection with, arising out of or related to efforts to obtain Identified Clearances, whether in Law or equity or otherwise, that are based on or relate to facts, conditions, actions or omissions (known or unknown) that have existed or occurred at any time prior to and including the date of this Amendment (but not, for the avoidance of doubt to the extent of any facts, occurrences, actions or failures to act arising or occurring after the date hereof, including without limitation any failure to comply with any request after the date hereof by any Relevant Authority to take any action to the extent required to be taken by Acquirer or any of its affiliates pursuant to Section 4.7(e), as amended hereby). Each of the Releasors hereby expressly waives to the fullest extent permitted by Law the provisions, rights and benefits of California Civil Code section 1542 (or any similar Law), which provides: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release, and that if known by him or her would have materially affected his or her settlement with the debtor or released party.” Nothing in this Section 4 shall (i) apply to any action by any party to enforce the rights and obligations imposed pursuant to this Amendment or (ii) constitute a release by any party for any Claim arising under this Amendment.

5. Choice of Law. The provisions of Section 21 of the Implementation Agreement shall be applicable to this Amendment.

6. Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which when so executed and delivered, shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have entered into this Amendment as of the date first above written.

ATOTECH LIMITED

By:	/s/ Geoffrey Wild
Name:	Geoffrey Wild
Title:	Chief Executive Officer

MKS INSTRUMENTS, INC.

By:	/s/ John T.C. Lee
Name:	John T.C. Lee
Title:	President and Chief Executive Officer

ATOTECH MANUFACTURING, INC.

By:	/s/ Kathleen F. Burke
Name:	Kathleen F. Burke
Title:	Secretary

EXHIBIT A

SCHEDULE 4

FINANCING COOPERATION

(a)

The Acquirer shall use its reasonable best efforts to take (or cause to be taken) all actions, and to do (or cause to be done) all things necessary, proper or advisable to consummate and obtain the proceeds of the Debt Financing contemplated by the Debt Financing Commitments on the terms and conditions described in the Debt Financing Commitments (including any flex provisions applicable thereto), including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions (including the flex provisions) contained therein or on other terms not materially less favorable, in the aggregate, to the Acquirer than those contained in the Debt Financing Commitments (as determined in the reasonable judgment of the Acquirer) and not in violation of this clause (a) (including clauses (A)-(C) below), (ii) satisfy (or, if deemed advisable by the Acquirer, seek a waiver of) on a timely basis all conditions applicable to the Acquirer in the Debt Financing Commitments that are within its control and otherwise comply with its obligations thereunder and pay related fees and expenses on the Closing Date or otherwise as and when due and payable, (iii) maintain in effect the Debt Financing Commitments in accordance with the terms thereof (except for amendments and supplements not prohibited by this clause (a)) until the Acquisition and the other transactions contemplated by this Agreement (the “Contemplated Transactions”) are consummated or this Agreement is terminated in accordance with its terms, and (iv) enforce its rights under the Debt Financing Commitments in the event of a breach by any counterparty thereto. The Acquirer shall have the right from time to time to amend, supplement, amend and restate or modify the Debt Financing Commitments; provided, that any such amendment, supplement, amendment and restatement or other modification shall not, without the prior written consent of the Company (A) add new (or adversely modify any existing) conditions precedent to the Debt Financing as set forth in the Debt Financing Commitments as in effect on the date hereof, (B) except as otherwise set forth herein, reduce the aggregate amount of the Debt Financing Commitments (including by changing the amount of fees to be paid or original issue discount of the Debt Financing as set forth in the Debt Financing Commitments) in a manner that would adversely impact the ability of the Acquirer to consummate the Acquisition or that would otherwise be expected to delay or impede the Acquisition or (C) otherwise be reasonably expected to (1) prevent, impede or delay the consummation of the Acquisition and the other Contemplated Transactions, (2) make the funding of the Debt Financing as set forth in the Debt Financing Commitments less likely to occur or (3) adversely impact the ability of the Acquirer to enforce their rights against the other parties to the Debt Financing Commitments or the definitive agreements with respect thereto. For the avoidance of doubt, the Acquirer may amend, supplement, amend and restate, modify or replace the Debt Financing Commitments as in effect at the date hereof (x) to add or replace lenders, arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitments as of the date of this Agreement or (y) to increase the amount of Indebtedness contemplated by the Debt Financing Commitments. For purposes of this Schedule 4, references to “Debt Financing” shall include the financing contemplated by the Debt Financing Commitments (including any flex provisions applicable thereto) as permitted to be amended, supplemented, replaced or modified by this clause (a) (and, if applicable, shall include any Alternative Financing used to satisfy the obligations under this Agreement) and references to “Debt Financing Commitments” shall include such documents as permitted to be amended or modified by this clause (a) (and, if applicable, shall include any commitments in respect of Alternative Financing). The Acquirer shall (X) give the Company prompt notice of any material breach or default by any party to the Debt Financing Commitments or any Alternative Financing, in each case of which the Acquirer has become aware, and any purported termination or repudiation by any party of the Debt Financing Commitments or any Alternative Financing, in each case of which the Acquirer has become aware, or upon receipt of written notice of any material dispute or disagreement between or among the parties to the Debt Financing Commitments or any Alternative Financing and (Y) otherwise keep the Company reasonably informed of the status of the Acquirer’s efforts to arrange the Debt Financing upon Company’s reasonable request. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Financing Commitments, but alternative facilities are available on terms and conditions substantially similar to the Debt Financing Commitments, the Acquirer shall use its reasonable best efforts to promptly arrange to obtain alternative financing (“Alternative Financing”) from alternative sources in an amount sufficient to consummate the Contemplated Transactions; provided, that the Acquirer shall use its reasonable best efforts to ensure that the terms of such Alternative Financing do not expand upon the conditions precedent or contingencies to the funding of the Debt Financing on the Closing Date as set forth in the Commitment Letter in effect on the date of this Agreement or otherwise include terms (including any “flex” provisions) that would reasonably be expected to prevent, impede or materially delay the consummation of the Contemplated Transactions. In addition, the Acquirer shall have the right to substitute the net cash proceeds received by the Acquirer after the date hereof and prior to the Closing from consummated offerings or other incurrences of debt (including notes) by the Acquirer for all or any portion of the Debt Financing by reducing commitments under the Commitment Letter; provided, that (w) to the extent any such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earlier of the Effective Date, the termination of this Agreement or the Long Stop Date, as applicable, (x) such offering or other incurrence of debt does not result in a breach or default under, or violation of, the Commitment Letter, (y) the aggregate amount of the Debt Financing committed under the Commitment Letter following such reduction, together with other cash and cash equivalents available to the Acquirer, is sufficient to pay all amounts required to be paid in connection with the Contemplated Transactions and (z) the Acquirer promptly notifies the Company of such substitution and reduction. If commitments under the Commitment Letter have been reduced to zero in connection with the preceding sentence, the obligations of the Company and its Subsidiaries pursuant to clause (b) shall no longer be in effect. Further, the Acquirer shall have the right to substitute commitments in respect of other debt financings for all or any portion of the Debt Financing from the same and/or alternative bona fide financing sources so long as (v) such other debt financing does not result in a breach or default under, or violation of, the Commitment Letter (to the extent it remains in effect following such substitution), (w) the aggregate amount of the Debt Financing, together with other cash and cash equivalents available to the Acquirer, is sufficient to pay all amounts required to be paid in connection with the Contemplated Transactions, (x) all conditions precedent to effectiveness of definitive documentation for such debt financing have been satisfied and the conditions precedent to funding of such financing are, in respect of certainty of funding, equivalent to (or more favorable to the Acquirer than) the conditions precedent set forth in the Commitment Letter, (y) such substitution would not reasonably be expected to delay or prevent or make less likely the funding of the Debt Financing or such other debt financing on the Closing Date and (z) prior to funding of any loans thereunder, the commitments in respect of such debt financing are subject to restrictions on assignment that are in the aggregate substantially equivalent to or more favorable to the Company that the corresponding restrictions set forth in the Commitment Letter, to supplement or replace the Debt Financing. True, correct and complete copies of each amendment or modification to the Commitment Letter relating thereto and documents with respect to each alternative or substitute financing commitment in respect thereof (each, a “New Debt Commitment Letter”), together with all related fee letters (solely in the case of the fee letter, with only the fee amounts, dates, pricing caps, “market flex” and other economic terms redacted) (each, a “New Fee Letter”), will be promptly provided to the Company (and drafts thereof shall be made available to the Company prior to any such substitution). In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Debt Financing” shall include the debt financing contemplated by the Commitment Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Commitment Letter” shall be deemed to include the Commitment Letter which is not superseded by a New Debt Commitment Letter at the time in question and each New Debt Commitment Letter to the extent then in effect, and (iii) any reference in this Agreement to “fee letter” shall be deemed to include any fee letter relating to the Commitment Letter that is not superseded by any New Debt Commitment Letter at the time in question and to each New Debt Commitment Letter to the extent then in effect. It is acknowledged and agreed that the executed commitment letter by and among the Acquirer, JPMorgan Chase Bank, N.A. and Barclays Bank PLC dated as of the date of this Amendment constitutes a New Debt Commitment Letter.

(b)

(i)

The Company shall use commercially reasonable efforts to provide and to cause its Subsidiaries and its and their respective Representatives to use commercially reasonable efforts to provide, on a reasonably timely basis such cooperation as may reasonably requested by the Acquirer in connection with the Debt Financing, including (i) providing the Financing Information (including providing drafts reasonably in advance), (ii) providing customary documents and certificates, and taking other actions reasonably requested by the Acquirer that are or may be customary in connection with the Debt Financing (including (A) cooperating in the replacement, backstop or cash collateralization of any outstanding letters of credit issued thereunder for the account of the Company or any of its Subsidiaries and (B) consulting with the Acquirer in connection with the negotiation of such definitive financing documents and agreements and such other customary documents as may be reasonably requested by the Acquirer); (iii) providing assistance in the preparation of one or more confidential information memoranda, prospectuses, offering memoranda, private placement memoranda and other customary marketing and syndication materials reasonably requested by the Acquirer or any of its Affiliates in connection with the Debt Financing (such documents and materials, including the materials prepared for ratings agencies described under subclause viii below, “Offering Materials”); (iv) cooperating with the marketing efforts for any portion of the Debt Financing, including using commercially reasonable efforts to assist the Acquirer in ensuring that the syndication efforts benefit from the existing banking relationships of the Company and its Subsidiaries; (v) permitting the reasonable use by the Acquirer and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Debt Financing, provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks; (vi) participating as necessary in a reasonable number of customary meetings, presentations, one-on-one sessions that are requested in advance and road shows with prospective lenders and investors and in drafting sessions and due diligence sessions, as applicable (including the reasonable participation in such meetings by the Company’s senior management), in each case, in connection with the Debt Financing; (vii) reasonably cooperating with any financing sources or prospective financing sources (including lenders, underwriters, initial purchasers or placement agents) for the Debt Financing (together with the arrangers and the partners, shareholders, managers, members, directors, attorneys, officers, employees, advisors, accountants, consultants, agents, Affiliates and Representatives and successors of any of the foregoing, collectively, the “Financing Sources”) and their respective agents’ due diligence, including providing access to documentation reasonably requested by any such Person in connection with the Debt Financing; (viii) assisting in preparing customary rating agency presentations and participating in a reasonable number of sessions with rating agencies in connection with the Debt Financing; (ix) causing the Company’s independent auditors to furnish to Acquirer and the Financing Sources with drafts of customary comfort letters that such independent auditors are prepared to deliver upon “pricing” of any high-yield bonds being issued in connection with the Debt Financing and to cause such auditors to deliver such comfort letters upon the “pricing” of any such high-yield bonds, (x) obtaining the assistance of the Company’s independent auditors to consent to the use of their reports in the any Offering Materials related to any high-yield bonds being issued in connection with the Debt Financing and procuring their participation in drafting sessions and due diligence sessions (to the extent permissible under the applicable law and their professional standards), in connection with the any such high-yield bond offering, and (x) as long as such information is requested by the Financing Sources in writing at least ten (10) Business Days prior to the Closing Date, providing to the Financing Sources, at least three (3) Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities with respect to the Company and its Subsidiaries under applicable “know your customer” and anti-money laundering Laws, including the USA PATRIOT Act of 2001, as amended, and the beneficial ownership regulations under 31 C.F.R. Section 1010.230; provided, that (x) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with any such financing except for any payment that is conditioned upon, and shall not take effect until, the Effective Date, and (y) neither the Company nor any of its Subsidiaries shall be required to take any corporate or similar actions prior to the Closing Date to permit the consummation of the Debt Financing and no obligations of the Company or any of its Subsidiaries under any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, covenant, commitment, document, certificate or other instrument or obligation entered into or otherwise delivered pursuant to this Schedule 4 shall be required to be effective until the Closing Date. The Company will notify the Acquirer if it becomes aware that such Financing Information (including any updates to the Financing Information) is no longer Compliant.

(ii)

The Company shall use commercially reasonable efforts to, and to cause its Subsidiaries to use commercially reasonable efforts to, cooperate with the Acquirer to permit the Acquirer to prepare such unaudited pro forma financial statements for the Acquirer for such time periods as required by the Exchange Act and the rules and regulations of the SEC and for use in the Offering Materials; it being understood that nothing will require the Company and its Subsidiaries to provide (1) any pro forma financial statements, (2) any information or assistance relating to the proposed aggregate amount of debt, together with assumed interest rates and fees and expenses relating to the incurrence of such debt following the Closing, or (3) any post-Closing or pro forma cost savings, synergies, capitalization, purchase accounting, or ownership adjustments desired to be incorporated into any information used in connection with the Financing.

(iii)

The Acquirer shall (A) provide the Company with a reasonable opportunity to review any information regarding the Company contained in any Offering Materials prior to use (B) take into account and give due regard to any objections, requested modifications, or comments from the Company with respect thereto, and (C) provide the Company with sufficient opportunity to make any SEC filings with respect thereto. Subject to the foregoing sentence but notwithstanding anything else to the contrary set forth herein or in the Confidentiality Agreement, the Acquirer shall be permitted to disclose nonpublic or otherwise confidential information regarding the Company and its Subsidiaries (and the Company Business) (i) to Financing Sources in connection with any diligence process conducted by such Financing Sources in connection with any financing and (ii) to Financing Sources, rating agencies and prospective lenders and investors during syndication of any financing, in each case subject to their entering into customary confidentiality undertakings with respect to such information (including, as applicable, through a notice and undertaking in a form customarily used in confidential information memoranda, private placement memoranda, offering memoranda and/or lender and investor presentations). Subject to the foregoing sentence, but otherwise notwithstanding anything to the contrary set forth herein or in the Confidentiality Agreement, the Acquirer may not, without the written consent of the Company (which consent shall not unreasonably be withheld) disclose any material non-public or otherwise confidential information regarding the Company and its Subsidiaries (and the Company Business) in connection with the Debt Financing or otherwise, and any disclosure of such information made with the written consent of the Company shall be subject to any conditions required by the Company with respect thereto.

(iv)

Notwithstanding anything in this Schedule 4 to the contrary, the Acquirer shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of its Subsidiaries in good faith in connection with fulfilling its obligations pursuant to this Schedule 4. The Acquirer shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by them in connection with the arrangement of any such financing and any information used in connection therewith (other than information provided by the Company, any of its Subsidiaries or any of their respective Representatives in writing for use in the Debt Financing documents), except, with respect to any such indemnified party, in the event such loss or damage arises out of or results from such party’s gross negligence, fraud, or willful misconduct ..

In this Schedule 4, each of the following expressions shall have the following meaning:

“Compliant” means, with respect to the Financing Information, that (a) such Financing Information does not contain any untrue statement of a material fact regarding the Company or any of its Subsidiaries (taken as a whole) or omit to state any material fact regarding the Company or any of its Subsidiaries necessary in order to make such Financing Information not misleading in the light of the circumstances under which such statements were delivered (taken as a whole); (b) (i) the Company’s independent auditors have not withdrawn any audit opinion with respect to the audited financial statements contained in such Financing Information (it being understood that such Financing Information will be Compliant if the Company’s independent auditors have subsequently delivered an unqualified audit opinion with respect to such financial statements and, if applicable, the applicable financial statements have been amended, as applicable) and (ii) the Company shall not have been informed by its independent auditors that it is required to restate, and the Company has not restated, or announced a public intention to restate, any financial statements required to be delivered pursuant to the definition of Financing Information (and is not actively considering any such restatements); provided that such Financing Information shall be deemed Compliant if and when (x) any such restatement has been completed by the Company and updated financial statements delivered pursuant to the delivery of the Financing Information or (y) the Company’s independent auditors inform the Company that no such restatement is needed; and (c) the financial statements of the Company and its Subsidiaries (taken as a whole) included in such Financing Information are sufficient to permit the independent auditors of the Company and its Subsidiaries to issue a customary comfort letter to the Financing Sources, including as to customary negative assurances and change period, in order to consummate an offering of debt securities on any day during the Marketing Period.

“Financing Information” means (i) (A) the audited consolidated statements of comprehensive income, financial position, cash flows, and changes in shareholders’ equity of the Company with respect to the fiscal year ended December 31, 2021; and (B) the unaudited interim consolidated statements of comprehensive income, financial position, cash flows, and changes in shareholders’ equity of the Company and its Subsidiaries for each fiscal quarter ending on or after March 31, 2022 and at least 45 days before the Closing (including the comparable prior year period), in each case, reviewed under Statement on Auditing Standards No. 100 by its independent registered public accountants; it being understood and agreed that such financial statements will be presented in accordance with IFRS as issued by the International Accounting Standards Board and will not include a reconciliation to GAAP and (ii) to the extent reasonably available to the Company, such customary financial data or other pertinent information (including, customary “flash” or “recent developments” data if and when reasonably available following the end of each of the Company’s corresponding fiscal year or quarter) relating to the Company and its Subsidiaries (other than the annual and quarterly financial statements of the Company, as to which clause (i) above applies, or of any of its Subsidiaries, investees, or any other entity (including for the avoidance of doubt any financial statements required by Rule 3-05, 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X) reasonably requested by the Acquirer in connection with the Debt Financing and customarily included in marketing materials, confidential information memoranda, lender and investor presentations for secured credit facilities or debt securities offering transactions, including financial data and other information of the type customary for Rule 144A offerings by public companies in order to consummate the offering(s) of debt securities contemplated by any such financing, it being understood that in no case shall such information include Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act or information regarding executive compensation or related-party disclosure under SEC Release Nos. 33-8732A, 34-54302A, and IC-27444A (and, in each case, any successor thereto).